FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2017
Commission File Number:  001-32458

DIANA SHIPPING INC.
(Translation of registrant's name into English)
Pendelis 16, 175 64 Palaio Faliro, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this report on Form 6-K as Exhibit 99.1 is a press release dated May 15, 2017 of Diana Shipping Inc. (the "Company") announcing (i) that, through a separate wholly-owned subsidiary, it has taken delivery of the m/v Phaidra (formerly "Soya May"), a 2013 built Post-Panamax dry bulk vessel of 87,146 dwt that the Company entered into an agreement to purchase in April 2017, (ii) that, through a separate wholly-owned subsidiary, it has entered into a time charter contract with Koch Shipping Pte. Ltd., Singapore for one of its Capesize dry bulk vessels, the m/v Semirio, and (iii) that, through a separate wholly-owned subsidiary, it has agreed to extend the present time charter contract with Narina Maritime Ltd, for one of its Panamax dry bulk vessels, the m/v Coronis, for a period of minimum eleven (11) months to maximum fourteen (14) months.
The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company's registration statement on Form F-3 (File No. 333-205491) filed with the U.S. Securities and Exchange Commission with an effective date of July 21, 2015.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIANA SHIPPING INC.
(registrant)

Dated: May 15, 2017	By:	/s/ Anastassis Margaronis
Anastassis Margaronis
President

Exhibit 99.1

Corporate Contact:
Ioannis Zafirakis
Director, Chief Operating Officer and Secretary
Telephone: + 30-210-9470-100
Email: izafirakis@dianashippinginc.com
Website: www.dianashippinginc.com
For Immediate Release
Investor and Media Relations:
Edward Nebb
Comm-Counsellors, LLC
Telephone: + 1-203-972-8350
Email: enebb@optonline.net

DIANA SHIPPING INC. ANNOUNCES DELIVERY OF THE POST-PANAMAX DRY BULK VESSEL M/V PHAIDRA
TIME CHARTER CONTRACT FOR M/V SEMIRIO WITH KOCH AND DIRECT CONTINUATION OF TIME CHARTER CONTRACT FOR M/V CORONIS WITH NARINA

ATHENS, GREECE, May 15, 2017 – Diana Shipping Inc. (NYSE: DSX), (the "Company"), a global shipping company specializing in the ownership of dry bulk vessels, today announced that, through a separate wholly-owned subsidiary, it has taken delivery of the m/v Phaidra (formerly "Soya May"), a 2013 built Post-Panamax dry bulk vessel of 87,146 dwt that the Company entered into an agreement to purchase in April 2017.

The Company also announced that, through a separate wholly-owned subsidiary,  it has entered into a time charter contract with Koch Shipping Pte. Ltd., Singapore for one of its Capesize dry bulk vessels, the m/v Semirio. The gross charter rate is US$14,150 per day, minus a 5% commission paid to third parties, for a period of minimum twelve (12) months to maximum sixteen (16) months. The charter is expected to commence on May 20, 2017.

The "Semirio" is a 174,261 dwt Capesize dry bulk vessel built in 2007.

Additionally, the Company announced that, through a separate wholly-owned subsidiary, it has agreed to extend the present time charter contract with Narina Maritime Ltd, for one of its Panamax dry bulk vessels, the m/v Coronis, for a period of minimum eleven (11) months to maximum fourteen (14) months. The gross charter rate is US$9,000 per day, minus a 5% commission paid to third parties. The new charter period is expected to commence on May 17, 2017.

The "Coronis" is a 74,381 dwt Panamax dry bulk vessel built in 2006.

The employment of "Semirio" as well as the employment extension of "Coronis" are anticipated to generate approximately US$8.06 million of gross revenue for the minimum scheduled period of the time charters.

Including the newly delivered m/v Phaidra, Diana Shipping Inc.'s fleet currently consists of 49 dry bulk vessels (4 Newcastlemax, 14 Capesize, 4 Post-Panamax, 4 Kamsarmax and 23 Panamax). The Company also expects to take delivery of one Post-Panamax dry bulk vessel by the end of May 2017 as well as one Kamsarmax dry bulk vessel by the end of May 2017. As of today, the combined carrying capacity of our fleet, excluding the two vessels not yet delivered, is approximately 5.75 million dwt with a weighted average age of 7.90 years. A table describing the current Diana Shipping Inc. fleet can be found on the Company's website, www.dianashippinginc.com. Information contained on the Company's website does not constitute a part of this press release.

About the Company

Diana Shipping Inc. is a leading global provider of shipping transportation services through its ownership of dry bulk vessels. The Company's vessels are employed primarily on medium to long-term time charters and transport a range of dry bulk cargoes, including such commodities as iron ore, coal, grain and other materials along worldwide shipping routes.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk shipping capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessel breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.